Filed by Twin Ridge Capital Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carbon Revolution Limited

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
RE-AUDITS OF FY22 FINANCIAL STATEMENTS FOR INCLUSION IN THE REGISTRATION STATEMENT ON U.S. FORM F-4 & UPDATE ON BRIDGE FINANCING

Geelong, Australia, 31 January 2023:

On 30 November 2022, Carbon Revolution Limited (the “Company” or “CBR”) (ASX:CBR) and Twin Ridge Capital Acquisition Corp. (“TRCA”) (NYSE:TRCA), announced that they had entered into a binding business combination agreement (“BCA”) and on 30 November 2022, CBR and TRCA entered into an accompanying scheme implementation deed (“SID”) to give effect to a transaction under which they would both be acquired by an Irish entity, Poppetell Limited (now renamed ‘Carbon Revolution Limited’) (“MergeCo”) (the “Transaction”). Subject to completion of the Transaction, MergeCo is expected to trade on either the New York Stock Exchange or Nasdaq by mid-CY2023.

Both the Company and Twin Ridge Capital Acquisition Corp. are progressing with the requirements to give effect to the Transaction. For the purposes of the Transaction, CBR’s auditor, Deloitte Touche Tohmatsu (“Deloitte”), is performing re-audits of the Company’s FY22 and FY21 financial statements required to be included in filings with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Transaction. The Company’s financial statements were prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards, comply with International Financial Reporting Standards (“IFRS”) and were audited in accordance with Australian Auditing Standards.

The financial statements prepared for the purpose of compliance with SEC requirements are also prepared in accordance with IFRS as permitted by the SEC but must be audited using the prescribed auditing standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”). The PCAOB was established by U.S. Congress to prescribe how the audits of U.S. public companies are undertaken and reported.

The audit remains incomplete, and will remain incomplete, until the auditor is satisfied that sufficient bridge funding has been secured to complete the Transaction. For further information on this, please refer to the section below under the heading “Bridge financing update”.

Items identified for restatement

During the re-audit three items have been identified by the Company and Deloitte for restatement in the Company’s financial statements for the financial years FY22 and FY21 being prepared for the purposes of the Transaction. The three items identified are as follows:

•
The capitalisation of development costs (resulting in the recognition of intangible assets) where detailed support required for the intangible assets was not to the required extent to meet all of the recognition criteria. As a result, the FY22 and FY21 financial statements overstate CBR’s intangible assets and understate CBR’s expenses for the relevant periods. The net impact on the written down value of intangibles as at 30 June 2022 is an overstatement of approximately $20.5m of the previously reported total written down value of $34.9m. This item had no impact on CBR’s cash balance, total cash flows or operational performance.

•
The classification of a supply chain procurement arrangement with a logistics company classified as trade payables ($5 million as at 30 June 2022) will now be classified as short-term borrowings, impacting the statement of financial position and statement of cash flows. This item had no impact on CBR’s cash balance, total cash flows or operational performance.

•
Recognition of revenue for two customer contracts will be changed to an over time basis of recognition from point in time basis of revenue recognition. Revenue that is recognised over time that is not yet invoiced will be reclassified as a contract asset from receivables. Contract assets arise from customer-specific goods and services where performance obligations are delivered in advance of invoicing for revenue recognised over time. Contract assets are reduced when the customer is invoiced. Where an advanced payment from customers has been received for deliveries of goods and services to be performed, but for which the Company has not yet satisfied its performance obligation, a contract liability is recognised instead of deferred income. These are classification items only and there is no impact on the actual revenue recognised, or for cashflows, for the FY22 period.

The following tables present the adjustments that will occur to the financial statements as at 30 June 2022.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	Restatement adjustment - Revenue from contracts with customers	As restated	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	As restated
	30-Jun-22	30-Jun-22	30-Jun-22	30-Jun-22	30-Jun-22	30-Jun-21	30-Jun-21	30-Jun-21	30-Jun-21
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Receivables	20,392	-	-	(5,909)	14,483	12,152	-	-	12,152
Contract asset	-	-	-	5,909	5,909	-	-	-	-
Total current assets	64,836	-	-	-	64,836	118,642	-	-	118,642
Intangible assets	34,860	(20,496)	-	-	14,364	25,339	(15,590)	-	9,749
Total non-current assets	100,040	(20,496)	-	-	79,544	80,641	(15,590)	-	65,051
Total assets	164,876	(20,496)	-	-	144,380	199,283	(15,590)	-	183,693

Payables	14,456	-	(4,954)	-	9,502	12,117	-	(2,375)	9,742
Borrowings	13,732	-	4,954	-	18,686	9,858	-	2,375	12,233
Contract liability	-	-	-	458	458	-	-	-	-
Deferred income	1,486	-	-	(458)	1,028	1,060	-	-	1,060
Total current liabilities	34,414	-	-	-	34,414	27,232	-	-	27,232

Contract liability	-	-	-	323	323	-	-	-	-
Deferred income	5,534	-	-	(323)	5,211	4,782	-	-	4,782
Total non-current liabilities	18,041	-	-	-	18,041	19,735	-	-	19,735
Total liabilities	52,455	-	-	-	52,455	46,967	-	-	46,967
Net (liabilities) / assets	112,421	(20,496)	-	-	91,925	152,316	(15,590)	-	136,726

Accumulated losses	(278,148)	(20,496)	-	-	(298,644)	(235,233)	(15,590)	-	(250,823)
Total (deficiency in equity) / equity	112,421	(20,496)	-	-	91,925	152,316	(15,590)	-	136,726

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	Restatement adjustment - Revenue from contracts with customers	As restated	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	As restated
	2022	2022	2022	2022	2022	2021	2021	2021	2021
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Research and development	(12,027)	(4,906)	-	-	(16,933)	(6,506)	(4,007)	-	(10,513)
Administrative expenses	(13,359)	-	213	-	(13,146)	(15,750)	-	60	(15,690)
Finance costs	(1,177)	-	(213)	-	(1,390)	(1,644)	-	(60)	(1,704)
Loss before income tax expense	(42,915)	(4,906)	-	-	(47,821)	(31,993)	(4,007)	-	(36,000)
Income tax expense	-	-	-		-	-	-	-	-
Loss for the year after income tax	(42,915)	(4,906)	-	-	(47,821)	(31,993)	(4,007)	-	(36,000)

Total comprehensive loss for the year, net of tax	(43,062)	(4,906)	-	-	(47,968)	(31,843)	(4,007)	-	(35,850)

Earnings per share	(0.21)	(0.02)	-	-	(0.23)	(0.20)	(0.03)	-	(0.23)

CONSOLIDATED STATEMENT OF CASH FLOWS
	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	Restatement adjustment - Revenue from contracts with customers	As restated	As previously reported	Restatement adjustment - Intangible Assets	Restatement adjustment - Supplier Financing arrangement	As restated
	2022	2022	2022	2022	2022	2021	2021	2021	2021
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Cash flow from operating activities
Payments to suppliers and employees	(67,239)	(11,332)	(2,434)	-	(81,005)	(49,896)	(7,288)	(2,349)	(59,533)
Finance costs	(2,329)		(146)	-	(2,475)	(1,615)		(26)	(1,641)
Net cash used in operating activities	(32,064)	(11,332)	(2,580)	-	(45,976)	(9,318)	(7,288)	(2,375)	(18,981)

Cash flow from investing activities
Payment for intangible assets	(17,339)	11,332	-	-	(6,007)	(11,278)	7,288	-	(3,990)
Net cash (used in) / provided by investing activities	(32,973)	11,332	-	-	(21,641)	(23,849)	7,288	-	(16,561)

Cash flow from financing activities
Proceeds from third party borrowings	23,768	-	9,889	-	33,657	13,000	-	12,774	25,774
Repayment of third party borrowings	(22,061)	-	(7,309)	-	(29,370)	(2,316)	-	(10,399)	(12,715)
Net cash provided by / (used in) financing activities	689	-	2,580	-	3,269	86,571	-	2,375	88,946

Net increase / (decrease) in cash held	(64,348)	-	-	-	(64,348)	53,404	-	-	53,404
Cash at end of financial year	22,693	-	-	-	22,693	87,257	-	-	87,257

The above items also would have impacted CBR’s previously issued Appendix 4Cs. CBR will not reissue its historical Appendix 4Cs, however the impacted Appendix 4Cs would have overstated CBR’s cash outflows from investing activities, understated CBR’s cash outflows from operating activities and understated CBR’s cash outflows from financing activities. To be clear, there is no effect on the Company’s previously reported net cash flows. CBR will amend the classifications in Appendix 4Cs going forward.

CBR intends to release the amended financial report for FY22 and independent audit report to be issued by Deloitte, and an updated Transaction investor presentation showing amendments to the CY22 financials resulting from this restatement, following the completion of the re-audit.

Bridge financing update

As stated above, on 30 November 2022, Carbon Revolution and TRCA announced (“Merger Announcement”) that they had entered into the BCA and SID to give effect to a transaction under which they would both be acquired by MergeCo (the “Transaction). Subject to Completion of the Transaction, MergeCo is expected to trade on either the New York Stock Exchange or Nasdaq by mid-CY2023.

The Transaction is anticipated to unlock critical investment capital to fund operations, capital expenditure and strategic growth opportunities. It is also expected to support the Company’s industrialisation activities and accelerate its planned path to profitability.

Since signing of the binding BCA and SID in November, the Company has been progressing actions required for completion of the Transaction, including preparation of the Registration Statement which is required to be lodged with the SEC. As outlined above, a key part of these preparations is a re-audit of the Company’s FY21 and FY22 financial statements. The re-audit remains incomplete, and will remain incomplete, until the auditor is satisfied that sufficient bridge funding has been secured for the Company to reach completion of the Transaction.

The Company is continuing to work on a range of cash flow improvement initiatives to provide sufficient funding until the Transaction completes, including working with customers to reduce the Company’s working capital requirements for the short term.

In the Merger Announcement, the Company stated that it was pursuing a range of liquidity initiatives and is also reviewing a number of bridge financing options with up to $30m of bridge financing potentially required. The Company now estimates that it requires $27.8m of bridge financing or liquidity initiatives to be secured prior to completion of the Transaction assuming this occurs by 30 June 2023. In relation to this, the Company has identified potential liquidity improvement initiatives of $10.3m and the Company is working to secure these from the relevant stakeholders (primarily customers and existing financiers). Assuming these potential liquidity improvement initiatives are achieved, the Company requires an estimated $17.5m of bridge financing to reach Completion of the Transaction, assuming closing of the Transaction occurs by 30 June 2023. The Company has been discussing a range of short term bridge financing alternatives to meet this cash flow requirement with a number of stakeholders and potential financiers. The final form and amount of bridge financing will be determined based on availability and following the completion or otherwise of the potential liquidity improvement initiatives and subject to any changes in the Company’s financial projections and continued support from existing financiers. The Company estimates that, should any delays to Completion occur, it would require additional bridge funding of approximately $5m assuming a one-month delay to 31st July 2023. In particular, anticipated completion of the Transaction by 30 June 2023 assumes that the Company will obtain sufficient funding in the very near term to complete the re-audit referred to above.

Further, as discussed in the Merger Announcement, the Company may need to secure additional funding for the period after completion of the Transaction, as there is a possibility that there is little or no cash remaining in the SPAC’s trust account following redemptions and payment of Transaction expenses (and prior to the CEF (as defined in the Merger Announcement) becoming available).

- ENDS –

Approved for release by the Board of Directors of Carbon Revolution Limited.

References to Dollars, dollars or $ mean Australian Dollars unless otherwise stated.

INVESTOR CONTACT

For further information, please contact:

Investors	Media
Andrew Keys	Media@carbonrev.com
Investors@carbonrev.com
M: +61 (0)400 400 380

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. Carbon Revolution has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, an Irish company also named Carbon Revolution Limited (formerly known as Poppetell Limited), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“CBR”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“TRCA”), Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.